
Mail Stop 3030

December 9, 2009

Via U.S. Mail and Fax (612) 623-6703

Mr. James A. Graner
Chief Finanical Officer and Treasurer
Graco Inc.
88- 11th Avenue Northeast
Minneapolis, MN 55413

> **Re:** **Graco Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2008**
> **Filed February 17, 2009**
> **File No. 001-09249**

Dear Mr. Graner:

We have reviewed your response dated November 12, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 26, 2008

Item 11. Executive Compensation, Page 49

1.   We note your response to prior comment 3 and reissue in part. Please confirm that you will disclose all performance targets related to both incentive plans.

Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009

Certifications, Exhibits 31 and 32

2.   Please refer to our prior comment 9. We see that you filed amendments to each of your Forms 10-Q on December 2, 2009. However, such amendments do not appear to include the entire periodic report as requested. In addition, your certifications need to be new, currently signed and dated. Please further amend your Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009 to include certifications that are appropriately signed and currently dated by your Chief Executive Officer and Chief Financial Officer. Your amendments must each include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Dan Morris, Special Counsel, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                                Sincerely,

                                                Jay Webb
                                                Reviewing Accountant